Samoyed Energy Corp.

10870 Harvest Lake Way NE,
Calgary, Alberta T3K 4L1
Telephone: (403) 617-8786
Facsimile: (403) 226-1507

November 13, 2006

Via Electronic Filing via Edgar Mr. John Reynolds - Assistant Director Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549 Dear Mr. Reynolds:

     This letter shall serve as the formal request of Samoyed Energy Corp. that the effective date of the Registration Statement on Form SB-2 Amendment No. 1 filed with the Securities and Exchange Commission on October 16, 2006 be accelerated to be effective as of Tuesday, November 14, 2006 at 4:00 p.m. Eastern time, or as soon thereafter as is practicable.

Samoyed Energy Corp. hereby acknowledges that:

  Should the SEC or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the SEC from taking any action on the filing.
  The action of the SEC or the staff acting by delegated authority in declaring the registration statement effective does not relieve Samoyed Energy Corp. from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.
  Samoyed Energy Corp. may not assert the SEC’s comments and the declaration of the registration statement’s effectiveness as a defense in any proceedings initiated by the SEC or any person under the United States’ federal securities laws.

     Samoyed Energy Corp. advises that it is aware of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the registration statement.

     This request is made on the basis that all requests and comments made by your office pertaining to the Registration Statement have been fully responded to and the appropriate revisions to the Registration Statement have been made and filed.

Sincerely,

/s/ Christopher Yee

Christopher Yee - President and principal executive officer